FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 27, 2004

Concordia Bus Nordic AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                               .

PRESS RELEASE

CFO appointed in Concordia Bus

The Board of Directors in Concordia Bus BV, Concordia Bus Holding AB, Concordia Bus AB and Concordia Bus Nordic Holding AB (“Companies” or “Concordia Bus”) announce the following changes to the Senior Management structure of Concordia Bus:

Per Skärgård has been appointed CFO in Concordia Bus, starting November 1st, 2004.  Per is presently employed with DHL/Danzas/ASG Nordic where he has been CFO since 2001.

Per, age 47, has a Bachelor of Business Administration and before his engagement with DHL, he was employed as a CFO and Finance Director in the telecom and retail businesses.

His long and excellent career is various types of businesses, and his recent background with respect to the transport industry, will represent a strong contribution to our group.

Jan Seljemo, CFO, will resign as of November 1st, 2004.

For further information, please contact:

Ragnar Norbäck

CEO

Telephone: +47 67 83 29 33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: August 27, 2004	By:	/s/ Ragnar Norback
Ragnar Norback
Chief Executive Officer